Exhibit 99.1

Diginex Limited Announces $38.60 Million Private Placement to further Invest in and
Accelerate the Roll-out of its Digital Asset Ecosystem

SINGAPORE, January 11, 2021 /PRNewswire/ — Diginex Limited (Nasdaq: EQOS) (“Diginex” or the “Company”), a digital assets financial services company, today announced that it has entered into definitive agreements with certain institutional investors to raise aggregate gross proceeds of approximately $38.60 million through the private placement of its equity securities.

Diginex will sell an aggregate of 2,571,669 of the Company’s ordinary shares along with warrants to purchase up to an aggregate of 2,571,669 ordinary shares at a purchase price of $15.00 per share and accompanying warrant. The warrants are exercisable immediately with a term of three years and an exercise price of $18.75 per share. Diginex intends to use the net proceeds from the offering for working capital and general corporate purposes.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The offering is expected to close on or about January 13, 2021, subject to satisfaction of customary closing conditions.

Richard Byworth, CEO of Diginex commented: “We are pleased to announce this private placement offering, which will allow us to continue to invest in our business and execute on our business plan.”

“We rolled out our bitcoin perpetual futures contract earlier this month, representing the first derivative product to launch on EQUOS, our cryptocurrency exchange. Following the completion of this raise, we intend to accelerate the roll-out of our product roadmap across the ecosystem.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The securities to be sold in the offering have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. Diginex has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the ordinary shares sold in the private placement as well as the ordinary shares underlying the warrants sold in the private placement.

About Diginex Limited

Diginex is a digital assets financial services company focused on delivering a cryptocurrency and digital assets ecosystem offering innovative product and services that are compliant, fair and trusted. The group encompasses cryptocurrency exchange EQUOS.io as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform Diginex Access, a securitization advisory service Diginex Capital, market leading hot and cold custodian, Digivault and funds business Bletchley Park Asset Management.

For more information visit: https://www.diginex.com/

Forward-Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. For example, forward looking statements in this press release relate the completion of the private placement, the satisfaction of customary closing conditions related to the private placement and the intended use of net proceeds from the private placement. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results or outcomes to differ materially from the forward-looking statements. Most of these factors are outside of Diginex’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination; the ability of Diginex to grow and manage growth profitably; Diginex’s limited operating history and history of net losses; Diginex’s ability to execute its business plan; the inability to maintain the listing of Diginex’s shares on Nasdaq; Diginex’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Diginex’s products; Diginex’s ability to identify and integrate acquisitions; potential litigation involving Diginex or the validity or enforceability of Diginex’s intellectual property; general economic and market conditions impacting demand for Diginex’s products and services; and such other risks and uncertainties indicated in Diginex’s Shell Company Report on Form 20-F, including those under “Risk Factors” therein, and in Diginex’s other filings with the SEC, which are available on the SEC’s website at www.sec.gov. In addition, any forward-looking statements contained in this press release are based on assumptions that Diginex believes to be reasonable as of this date.

Diginex undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.